UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CITIGROUP INC.

(Name of Subject Company (Issuer))

CITIGROUP INC.

(Name of Filing Persons (Offeror))

Depositary shares representing fractional interests in:

8.500% Non-Cumulative Preferred Stock, Series F

8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E

8.125% Non-Cumulative Preferred Stock, Series AA

6.500% Non-Cumulative Convertible Preferred Stock, Series T

172967556 172967ER8 172967572 172967598
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Julie Bell Lindsay, Esq.

Assistant General Counsel–Finance

Citigroup Inc.

399 Park Avenue

New York, NY 10043

(212) 559-1000

(Name Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,379,881,910 (1)	$634,997.41(2)

(1)	Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the market value of depositary shares representing fractional interests in (i) 8.500% Non-Cumulative Preferred Stock, Series F (the “Series F Preferred Stock”); (ii) 8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Stock”); (iii) 8.125% Non-Cumulative Preferred Stock, Series AA (the “Series AA Preferred Stock”) and (iv) 6.5% Non-Cumulative Convertible Preferred Stock, Series T (the “Series T Preferred Stock”), assuming that 100% of the depositary shares representing fractional interests in Series F Preferred Stock, Series E Preferred Stock, Series AA Preferred Stock and Series T Preferred Stock are

accepted for exchange. The Transaction Valuation of $11,379,881,910 was calculated as follows: the sum of (i) the product of (a) $19.56, the average of the high and low prices per depositary share representing fractional interests in Series F Preferred Stock on June 17, 2009 and (b) 81.6 million, the maximum number of depositary shares representing fractional interests in Series F Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers (as defined below); (ii) the product of (a) $785.00, the average of the high and low prices per depositary share representing fractional interests in Series E Preferred Stock on June 17, 2009 and (b) 6.0 million, the maximum number of depositary shares representing fractional interests in Series E Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers; (iii) the product of (a) $19.54, the average of the high and low prices per depositary share representing fractional interests in Series AA Preferred Stock on June 17, 2009 and (b) 148.6 million, the maximum number of depositary shares representing fractional interests in Series AA Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers and (iv) the product of (a) $34.67, the average of the high and low prices per depositary share representing fractional interests in Series T Preferred Stock on June 17, 2009 and (b) 63.373 million, the maximum number of depositary shares representing fractional interests in Series T Preferred Stock that could be purchased in the Public Preferred Depositary Exchange Offers.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by 0.00005580 and equals $634,997.41; this filing fee will be offset against the registration fee previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed on March 19, 2009, as amended.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $349,148.33	Filing Party: Citigroup Inc.
Form of Registration No.: Form S-4 (333-158100)	Date Filed: March 19, 2009

Amount Previously Paid: $168,058.19	Filing Party: Citigroup Inc.
Form of Registration No.: Amendment No. 1 to the Form S-4 (333-158100)	Date Filed: May 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross –Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Citigroup Inc. (the “Company”), a Delaware corporation, and relates to the Company’s offers to exchange any and all of the issued and outstanding depositary shares (“Public Preferred Depositary Shares”) representing fractional interests in shares of the series of the Company’s preferred stock (the “Public Preferred Stock”) listed below for newly issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the prospectus, dated June 18, 2009 (as amended and supplemented from time to time, the “Prospectus”), which forms part of the Company’s Registration Statement on Form S-4 (File No. 333-158100) originally filed with the Securities and Exchange Commission on March 19, 2009 (as amended through the date hereof, the “Registration Statement”), and the related letter of transmittal, copies of which are attached as exhibits (a)(1)(A) and (a)(1)(B), respectfully (which, together with any amendments or supplements thereto, collectively constitute the “Public Preferred Depositary Exchange Offers”). The series of the Company’s Public Preferred Stock in which the Public Preferred Depositary Shares represent fractional interests and which are subject to the Exchange Offers are the Company’s: 8.500% Non-Cumulative Preferred Stock, Series F, 8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E, 8.125% Non- Cumulative Preferred Stock, Series AA, and 6.500% Non-Cumulative Convertible Preferred Stock, Series T.

This Schedule TO is intended to satisfy the reporting requirements of Section 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus under the headings “Questions And Answers About The Exchange Offers” and “Summary—Summary Terms of the Exchange Offers” is incorporated by reference herein.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Citigroup Inc. and its principal executive offices are located at 399 Park Avenue, New York, NY 10043, and its telephone number is (212) 559-1000.

(b)	Securities.

The subject classes of securities, the aggregate liquidation preference outstanding and the number of Public Preferred Depositary Shares outstanding as of June 16, 2009 are as follows:

Title of Securities Represented by Public Preferred Depositary Shares	Aggregate Liquidation Pref. Outstanding	Number of Public Preferred Depositary Shares Outstanding
8.500% Non-Cumulative Preferred Stock, Series F	$2,040,000,000	81,600,000
8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E	$6,000,000,000	6,000,000
8.125% Non-Cumulative Preferred Stock, Series AA	$3,715,000,000	148,600,000
6.500% Non-Cumulative Convertible Preferred Stock, Series T	$3,168,650,000	63,373,000

(c)	Trading Market and Price.

The information set forth in the Prospectus under the heading “Market Price, Dividend And Distribution Information—Market Price of and Dividends on the Public Preferred Stock” is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The Company is the filing person. Its principal executive offices are located at 399 Park Avenue, New York, NY 10043, and its telephone number is (212) 559-1000.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company. No single person or group of persons controls the Company.

Name	Position

C. Michael Armstrong	Director

Alain J.P. Belda	Director

John M. Deutch	Director

Jerry A. Grundhofer	Director

Andrew N. Liveris	Director

Anne Mulcahy	Director

Michael E. O’Neill	Director

Richard D. Parsons	Chairman

Lawrence R. Ricciardi	Director

Judith Rodin	Director

Robert L. Ryan	Director

Anthony M. Santomero	Director

William S. Thompson, Jr.	Director

Shirish Apte	CEO, Central and Eastern European Region

Ajay Banga	CEO, Asia Pacific

Don Callahan	Chief Administrative Officer

Michael L. Corbat	CEO, Citi Holdings

Terri Dial	CEO, Consumer Banking North America; Global Head, Consumer Strategy

John C. Gerspach	Controller and Chief Accounting Officer

John Havens	CEO, Institutional Clients Group

Michael S. Helfer	General Counsel and Corporate Secretary

Lewis B. Kaden	Vice Chairman

Edward J. Kelly, III	Chief Financial Officer

Brian Leach	Chief Risk Officer

Manuel Medina-Mora	Chairman & CEO, Latin America & Mexico

William J. Mills	CEO, Western Europe, Middle East and Africa

Vikram S. Pandit	Chief Executive Officer, Director

The address and telephone number of each director and executive officer listed above is: c/o Citigroup Inc., 399 Park Avenue, New York, NY 10043, and each person’s telephone number is (212) 559-1000.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Prospectus on the cover page, under the headings “Questions And Answers About The Exchange Offers”, “Summary—Summary Terms of the Exchange Offers—Public Preferred Depositary Exchange Offers”, “The Exchange Offers”, to the extent related to the Public Preferred Depositary Exchange Offers, “Comparison Of Rights Between The Subject Securities And The Common Stock” and “Certain United States Federal Income Tax Considerations” is incorporated by reference herein.

(b)	Purchases.

The information set forth in the Prospectus under the heading “The Exchange Offers—Security Ownership” is incorporated by reference herein.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Prospectus under the headings “Summary—Background to the Transactions”, “The Exchange Offers—The Amendments”, “The Exchange Offers—Tax Benefits Preservation Plan”, “The Exchange Agreements” and “Comparison Of Rights Between The Subject Securities And The Common Stock” is incorporated by reference herein.

The Company is a party to the following deposit agreements with respect to the Public Preferred Depositary Shares (which agreements are filed as exhibits to this Schedule TO):

•

Deposit Agreement, dated May 13, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.500% Non-Cumulative Preferred Stock, Series F);

•

Deposit Agreement, dated April 28, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E);

•

Deposit Agreement, dated January 25, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.125% Non-Cumulative Preferred Stock, Series AA); and

•

Deposit Agreement, dated January 23, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 6.5% Non-Cumulative Convertible Preferred Stock, Series T).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Prospectus under the headings “Summary—Summary Terms of the Exchange Offers—Purpose of the Exchange Offers” and “The Exchange Offers—Purpose and Background of the Exchange Offers” is incorporated by reference herein.

(b)	Use of Securities Acquired.

The information set forth in the Prospectus under the headings “The Exchange Offers—Terms of the Public Preferred Depositary Exchange Offers—Generally” is incorporated by reference herein.

(c)	Plans.

Except as set forth in (a) the Prospectus under the headings “Summary—Background to the Transactions”, “Summary—The Amendments”, “Risk Factors”, “The Exchange Offers”, “The Exchange Agreements”, “Comparison of Rights Between the Subject Securities and the Common Stock—Dividends and Distributions” and “Comparison of Rights Between the Subject Securities and the Common Stock—Listing”, which information is incorporated by reference herein, (b) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 under the headings “Management’s Discussion And Analysis—Divestitures” and “Management’s Discussion And Analysis—Subsequent Events”, which information is incorporated by reference herein, (c) the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 under the heading “Management’s Discussion And Analysis—Outlook For 2009—Changes to Citi’s Organizational Structure”, which information is incorporated by reference herein, and (d) the Company’s Current Report on Form 8-K filed on May 4, 2009 in Item 1.01 and Exhibit 99.1, which information is incorporated by reference herein, the Company has no plans, proposals or negotiations that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

(4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in the corporate structure or business of the Company;

(6) any class of equity securities of the Company, to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

(10) any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

Item 7.	Sources and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Prospectus under the heading “The Exchange Offers—Terms of the Public Preferred Depositary Exchange Offers” is incorporated by reference herein. The shares of the Company’s Common Stock to be issued as consideration in the Public Preferred Depositary Exchange Offers are available from our authorized but unissued shares of Common Stock. As no fractional shares of our Common Stock will be issued in the Public Preferred Depositary Exchange Offers, BNY Mellon Shareowner Services, the exchange agent for the Public Preferred Depositary Exchange Offers, will aggregate and sell any fractional shares that would have otherwise been issuable and the Company will pay holders a proportional amount of the net proceeds of these sales (less customary brokerage fees, other expenses and applicable withholding taxes).

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in the Securities of the Subject Company.

(a)	Securities Ownership.

Other than as set forth in the Prospectus under the heading “The Exchange Offers—Security Ownership”, which information is incorporated herein by reference, none of the Company nor, to the knowledge of the Company after making reasonable inquiry, any of the executive officers or directors of the Company, or any “associate” or majority-owned subsidiary of any such person, has any beneficial interest in the Public Preferred Depositary Shares. The term “associate” is defined under Rule 12b-2 under the Exchange Act.

(b)	Securities Transactions.

Other than as set forth in the Prospectus under the heading “The Exchange Offers—Security Ownership”, which information is incorporated herein by reference, during the 60 days preceding the date hereof, none of the Company nor, to the knowledge of the Company after making reasonable inquiry, any of the executive officers or directors of the Company, or any “associate” or majority-owned subsidiary of the Company, or any executive officer or director of the Company’s subsidiaries, has engaged in any transactions in the Public Preferred Depositary Shares except that Citigroup Global Markets Inc., our broker dealer affiliate, in the ordinary course of business has engaged in market making transactions and has acquired temporary positions in nominal amounts of the Public Preferred Depositary Shares in connection with the execution and facilitation of customer orders. As of June 17, 2009, Citigroup Global Markets Inc. holds 2,060 Public Preferred Depositary Shares representing Series AA Preferred Stock as a result of such transactions.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

The information set forth in the Prospectus under the headings “The Exchange Offers—Soliciting Dealer Fee”, “The Exchange Offers—Exchange Agent”, “The Exchange Offers—Information Agent” and “The Exchange Offers—Dealer Manager” is incorporated by reference herein.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Prospectus under the headings “Where You Can Find More Information” and “Selected Financial Data” is incorporated by reference herein. The financial statements and other financial information included as Part II— Item 8 and Exhibits 12.01 and 12.02 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as the financial statements and other financial information included as Part I—Item 1 and Exhibits 12.01 and 12.02 in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, are incorporated herein by reference.

(b)	Pro Forma Information.

The information set forth in the Prospectus under the headings “Unaudited Pro Forma Financial Information” and “Capitalization” is incorporated by reference herein.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Prospectus under the heading “The Exchange Offers—Conditions of the Exchange Offers” and “The Exchange Offers—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Prospectus, dated June 18, 2009 (incorporated by reference to the Registration Statement).

(a)(1)(B)	Letter of Transmittal for Public Preferred Exchange Offer (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Letter to Brokers for Public Preferred Exchange Offer (incorporated by reference to Exhibit 99.29 to the Registration Statement).

(a)(1)(D)	Soliciting Dealer Form (incorporated by reference to Exhibit 99.28 to the Registration Statement).

(a)(1)(E)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed May 11, 2009).

(a)(1)(F)	Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 filed February 27, 2009).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)(A)	Press Release and Transaction Outline, each dated February 27, 2009 (incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Current Report on Form 8-K filed February 27, 2009).

(a)(5)(B)	Fact Sheet “Additional Information About Citi Proposal to Exchange Common Stock for Existing Preferred Stock and Trust Preferred Securities” dated March 2, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 2, 2009).

(a)(5)(C)	Press Release, dated June 10, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed June 10, 2009).

(a)(5)(D)	Press Release dated June 16, 2009 (incorporated by reference to the Company’s Form 425 filed June 16, 2009).

(b)	Not Applicable.

(d)(1)	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.01 to the Company’s Registration Statement on Form S-3 filed December 15, 1998 (No. 333-68949)).

(d)(2)	Certificate of Designation of 8.50% Non-Cumulative Preferred Stock, Series F, of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed May 13, 2008).

(d)(3)	Certificate of Designation of 8.40% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E, of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed April 28, 2008).

(d)(4)	Certificate of Designation of 8.125% Non-Cumulative Preferred Stock, Series AA, of the Company (incorporated by reference to Exhibit 3.10 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(5)	Certificate of Designation of 6.5% Non-Cumulative Convertible Preferred Stock, Series T, of the Company (incorporated by reference to Exhibit 3.09 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(6)	Deposit Agreement, dated May 13, 2008 among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.500% Non-Cumulative Preferred Stock, Series F) (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed May 13, 2008).

Exhibit No.	Description

(d)(7)	Deposit Agreement, dated April 28, 2008 among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.400% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E) (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed April 28, 2008).

(d)(8)	Deposit Agreement, dated January 25, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.125% Non-Cumulative Preferred Stock, Series AA) (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(9)	Deposit Agreement, dated January 23, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 6.5% Non-Cumulative Convertible Preferred Stock, Series T) (incorporated by reference to Exhibit 4.09 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(10)

Warrant, dated October 28, 2008, issued by the Company to the United States Department of the

Treasury (the “UST”) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 30, 2008).

(d)(11)	Warrant, dated December 31, 2008, issued by the Company to the UST (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 31, 2008).

(d)(12)	Warrant, dated January 15, 2009, issued by the Company to the UST (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 16, 2009).

(d)(13)	Exchange Agreement, dated March 18, 2009 between Citigroup Inc. and Government of Singapore Investment Corporation Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Registration Statement).

(d)(14)

Exchange Agreement dated March 18, 2009 between Citigroup Inc. and Capital Research Global

Investors and schedule of substantially identical exchange agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement).

(d)(15)	Exchange Agreement dated June 9, 2009 between Citigroup Inc. and the UST (incorporated by reference to Exhibit 10.3 to the Registration Statement).

(d)(16)	Exchange Agreement dated June 9, 2009 between Citigroup Inc. and Federal Deposit Insurance Corporation (incorporated by reference to Exhibit 10.4 to the Registration Statement).

(d)(17)	Voting Trust Agreement dated as of June 15, 2009 between Citigroup Inc. and BNY Mellon Trust of Delaware, as trustee (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(d)(18)	Tax Benefits Preservation Plan (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 10, 2009).

(d)(19)	Form of Certificate of Designation of Series R Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed June 12, 2009).

(g)	Broker Alert for Public Preferred Depositary Shares (incorporated by reference to Exhibit 99.31 to the Registration Statement).

(h)	Opinion of Cleary Gottlieb Steen & Hamilton LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITIGROUP INC.

By:	/s/ Michael S. Helfer

	Name:	Michael S. Helfer
	Title:	General Counsel and Corporate Secretary

Date: June 18, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus, dated June 18, 2009 (incorporated by reference to the Registration Statement).

(a)(1)(B)	Letter of Transmittal for Public Preferred Exchange Offer (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Letter to Brokers for Public Preferred Exchange Offer (incorporated by reference to Exhibit 99.29 to the Registration Statement).

(a)(1)(D)	Soliciting Dealer Form (incorporated by reference to Exhibit 99.28 to the Registration Statement).

(a)(1)(E)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed May 11, 2009).

(a)(1)(F)	Annual Report on Form 10-K for the year ended December 31, 2009 (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 filed February 27, 2009).

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)(A)	Press Release and Transaction Outline, each dated February 27, 2009 (incorporated by reference to Exhibits 99.1 and 99.2, respectively, to the Company’s Current Report on Form 8-K filed February 27, 2009).

(a)(5)(B)	Fact Sheet “Additional Information About Citi Proposal to Exchange Common Stock for Existing Preferred Stock and Trust Preferred Securities” dated March 2, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed March 2, 2009).

(a)(5)(C)	Press Release, dated June 10, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed June 10, 2009).

(a)(5)(D)	Press Release dated June 16, 2009 (incorporated by reference to the Company’s Form 425 filed June 16, 2009).

(b)	Not Applicable.

(d)(1)	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.01 to the Company’s Registration Statement on Form S-3 filed December 15, 1998 (No. 333-68949)).

(d)(2)	Certificate of Designation of 8.50% Non-Cumulative Preferred Stock, Series F, of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed May 13, 2008).

(d)(3)	Certificate of Designation of 8.40% Fixed Rate/Floating Rate Non-Cumulative Preferred Stock, Series E, of the Company (incorporated by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed April 28, 2008).

(d)(4)	Certificate of Designation of 8.125% Non-Cumulative Preferred Stock, Series AA, of the Company (incorporated by reference to Exhibit 3.10 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(5)	Certificate of Designation of 6.5% Non-Cumulative Convertible Preferred Stock, Series T, of the Company (incorporated by reference to Exhibit 3.09 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(6)	Deposit Agreement, dated May 13, 2008 among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.500% Non-Cumulative Preferred Stock, Series F) (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed May 13, 2008).

Exhibit No.	Description

(d)(7)	Deposit Agreement, dated April 28, 2008 among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.400% Fixed Rate/Floating Rate Preferred Stock, Series E) (incorporated by reference to Exhibit 4.01 to the Company’s Current Report on Form 8-K filed April 28, 2008).

(d)(8)	Deposit Agreement, dated January 25, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 8.125% Non-Cumulative Preferred Stock, Series AA) (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(9)	Deposit Agreement, dated January 23, 2008, among Citigroup Inc., The Bank of New York, as Depositary, and the holders from time to time of the depositary receipts described therein (relating to the 6.5% Non-Cumulative Convertible Preferred Stock, Series T) (incorporated by reference to Exhibit 4.09 to the Company’s Current Report on Form 8-K filed January 25, 2008).

(d)(10)

Warrant, dated October 28, 2008, issued by the Company to the United States Department of the

Treasury (the “UST”) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 30, 2008).

(d)(11)	Warrant, dated December 31, 2008, issued by the Company to the UST (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed December 31, 2008).

(d)(12)	Warrant, dated January 15, 2009, issued by the Company to the UST (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 16, 2009).

(d)(13)	Exchange Agreement, dated March 18, 2009 between Citigroup Inc. and Government of Singapore Investment Corporation Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Registration Statement).

(d)(14)

Exchange Agreement dated March 18, 2009 between Citigroup Inc. and Capital Research Global

Investors and schedule of substantially identical exchange agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement).

(d)(15)	Exchange Agreement dated June 9, 2009 between Citigroup Inc. and the UST (incorporated by reference to Exhibit 10.3 to the Registration Statement).

(d)(16)	Exchange Agreement dated June 9, 2009 between Citigroup Inc. and Federal Deposit Insurance Corporation (incorporated by reference to Exhibit 10.4 to the Registration Statement).

(d)(17)	Voting Trust Agreement dated as of June 15, 2009 between Citigroup Inc. and BNY Mellon Trust of Delaware, as trustee (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(d)(18)	Tax Benefits Preservation Plan (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 10, 2009).

(d)(19)	Form of Certificate of Designation of Series R Participating Cumulative Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed June 12, 2009).

(g)	Broker Alert for Public Preferred Depositary Shares (incorporated by reference to Exhibit 99.31 to the Registration Statement).

(h)	Opinion of Cleary Gottlieb Steen & Hamilton LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).